UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 4)*
Alder BioPharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
014339105
(CUSIP Number)
Redmile Group, LLC Jeremy C. Green One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 Attention: Legal Department (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 22, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 014339105

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
25,000 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
25,000 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,000 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The stock options were granted to Mr. Green in connection with his service as a member of the Board of Directors of the Issuer.

(2) The Reporting Persons may be deemed to beneficially own 25,000 shares of Common Stock subject to stock options that are currently exercisable as of the date hereof. The stock options were granted to Jeremy Green in connection with his service as a member of the Board of Directors of the Issuer. Pursuant to the policies of Redmile Group, LLC (“Redmile”), Mr. Green holds the stock options as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the stock option to Redmile. Redmile and Mr. Green each disclaim beneficial ownership of the stock option, except to the extent of its or his pecuniary interest in the shares subject to such option, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

(3) Percent of class calculated based on: (a) 83,836,702 shares of Common Stock issued and outstanding as of September 20, 2019, as reported by the Issuer in its Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on September 23, 2019 (the “Schedule 14D-9”), plus (b) 25,000 shares of Common Stock subject to stock options currently exercisable as of the date hereof.

CUSIP No.: 014339105

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
25,000 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
25,000 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,000 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The stock options were granted to Mr. Green in connection with his service as a member of the Board of Directors of the Issuer.

(2) The Reporting Persons may be deemed to beneficially own 25,000 shares of Common Stock subject to stock options that are currently exercisable as of the date hereof. The stock options were granted to Jeremy Green in connection with his service as a member of the Board of Directors of the Issuer. Pursuant to the policies of Redmile, Mr. Green holds the stock options as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the stock option to Redmile. Redmile and Mr. Green each disclaim beneficial ownership of the stock option, except to the extent of its or his pecuniary interest in the shares subject to such option, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

(3) Percent of class calculated based on: (a) 83,836,702 shares of Common Stock issued and outstanding as of September 20, 2019, as reported by the Issuer in the Schedule 14D-9, plus (b) 25,000 shares of Common Stock subject to stock options currently exercisable as of the date hereof.

This amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on the Schedule 13D filed with the SEC on March 23, 2018 (the “Original Schedule 13D”, as amended and supplemented through the date of this Amendment No. 4, the “Schedule 13D”), by Redmile Group, LLC, a Delaware limited liability company (“Redmile”), and Jeremy C. Green, a citizen of the United Kingdom (together with Redmile, the “Reporting Persons”), relating to the Common Stock of Alder BioPharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D. Except as specifically amended by this Amendment No. 4, the Schedule 13D is unchanged.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately prior to the last paragraph of Item 4:

On October 22, 2019, the Purchaser consummated the Tender Offer to acquire all tendered shares of Common Stock.

Pursuant to the Tender and Support Agreement, the following shares of Common Stock were tendered in the Tender Offer: (i) 1,441,199 shares of Common Stock held by Redmile Capital Fund, LP, (ii) 262,671 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iii) 262,321 shares of Common Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 3,324,754 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (v) 47,400 shares of Common Stock held by Redmile Strategic Master Fund, LP, (vi) 2,143,630 shares of Common Stock held by a separately managed account, (vii) 492,128 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, and (viii) 270,793 shares of Common Stock held by P Redmile Ltd. Pursuant to the Tender Offer, each such share of Common Stock was exchanged for consideration of (a) $18.00 per share of Common Stock, net to the applicable seller in cash (the “Closing Amount”), without interest and less any applicable withholding taxes, plus (b) one contingent value right (a “CVR”) per share of Common Stock, which represents the right to receive $2.00 per CVR (the “Milestone Payment”), net to the applicable seller in cash, without interest and less any applicable withholding taxes, upon the achievement of a regulatory milestone (the Closing Amount plus one CVR collectively, the “Consideration”).

Pursuant to the Certificate of Designation, upon the consummation of the Tender Offer (i) 50,099 shares of Class A-1 Preferred Stock held by Redmile Capital Fund, LP, (ii) 148,671 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iii) 8,167 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 102,365 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Master Fund, Ltd., (v) 121,329 shares of Class A-1 Preferred Stock held by Redmile Strategic Master Fund, LP, (vi) 277,655 shares of Class A-1 Preferred Stock held by a separately managed account, and (vii) 71,490 shares of Class A-1 Preferred Stock held by RAF, L.P. were automatically cancelled in exchange for the amount of Consideration that each holder of Class A-1 Preferred Stock would have been entitled to receive for each share of Common Stock that would have been issuable upon the conversion of all of such holder’s shares of Class A-1 Convertible Preferred Stock had such shares of Class A-1 Preferred Stock been converted into Common Stock immediately prior to the consummation of the Tender Offer.

ITEM 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) The Reporting Persons may be deemed to beneficially own 25,000 shares of Common Stock subject to stock options that are currently exercisable as of the date hereof. The stock options were granted to Jeremy Green in connection with his service as a member of the Board of Directors of the Issuer. Pursuant to the policies of Redmile, Mr. Green holds the stock options as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the stock option to Redmile. Redmile and Mr. Green each disclaim beneficial ownership of the stock option, except to the extent of its or his pecuniary interest in the shares subject to such option, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

Item 5(b) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(b)	Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 25,000

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 25,000

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 25,000

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 25,000

Item 5(e) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(e) The date on which the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities was October 22, 2019.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately prior to the last paragraph of Item 6:

Completion of Tender Offer

On October 22, 2019, the Purchaser consummated the Tender Offer to acquire all tendered shares of Common Stock.

Pursuant to the Tender and Support Agreement, the following shares of Common Stock were tendered in the Tender Offer: (i) 1,441,199 shares of Common Stock held by Redmile Capital Fund, LP, (ii) 262,671 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iii) 262,321 shares of Common Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 3,324,754 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (v) 47,400 shares of Common Stock held by Redmile Strategic Master Fund, LP, (vi) 2,143,630 shares of Common Stock held by a separately managed account, (vii) 492,128 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, and (viii) 270,793 shares of Common Stock held by P Redmile Ltd. Pursuant to the Tender Offer, each such share of Common Stock was exchanged for the Consideration.

Cancellation of Shares of Class A-1 Preferred Stock

Pursuant to the Certificate of Designation, upon the consummation of the Tender Offer (i) 50,099 shares of Class A-1 Preferred Stock held by Redmile Capital Fund, LP, (ii) 148,671 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iii) 8,167 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 102,365 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Master Fund, Ltd., (v) 121,329 shares of Class A-1 Preferred Stock held by Redmile Strategic Master Fund, LP, (vi) 277,655 shares of Class A-1 Preferred Stock held by a separately managed account, and (vii) 71,490 shares of Class A-1 Preferred Stock held by RAF, L.P. were automatically cancelled in exchange for the amount of Consideration that each holder of Class A-1 Preferred Stock would have been entitled to receive for each share of Common Stock that would have been issuable upon the conversion of all of such holder’s shares of Class A-1 Convertible Preferred Stock had such shares of Class A-1 Preferred Stock been converted into Common Stock immediately prior to the consummation of the Tender Offer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2019	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: October 24, 2019	/s/ Jeremy C. Green
JEREMY C. Green

INDEX TO EXHIBITS

Exhibit Number	Description

Exhibit 99.1*	Joint Filing Agreement, dated as of March 23, 2018, between Redmile Group, LLC and Jeremy C. Green.

Exhibit 99.2*	Preferred Stock Purchase Agreement by and among Alder BioPharmaceuticals, Inc. and the Buyers set forth therein dated January 7, 2018 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 11, 2018).

Exhibit 99.3*	Registration Rights Agreement by and between Alder BioPharmaceuticals, Inc. and the buyers listed on the Schedule of Buyers thereto, dated January 12, 2018 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on January 19, 2018).

Exhibit 99.4*

Certificate of Designation of Preferences, Rights and Limitations of Class A-1 Convertible Preferred Stock of Alder BioPharmaceuticals, Inc., dated January 12, 2018 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on January 19, 2018).

Exhibit 99.5*

Base Indenture, dated February 1, 2018, between Alder BioPharmaceuticals, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on February 1, 2018).

Exhibit 99.6*

First Supplemental Indenture, dated February 1, 2018, between Alder BioPharmaceuticals, Inc. and U.S. Bank National Association, as Trustee (including the form of 2.50% convertible senior notes due 2025) (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on February 1, 2018).

Exhibit 99.7*

Common Stock Purchase Agreement by and among Alder BioPharmaceuticals, Inc. and the Buyers set forth therein dated February 26, 2019 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 1, 2019).

Exhibit 99.8*

Registration Rights Agreement by and among Alder BioPharmaceuticals, Inc. and the buyers listed on the Schedule of Buyers thereto, dated March 4, 2019 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on March 5, 2019).

Exhibit 99.9*

Tender and Support Agreement by and among H. Lundbeck A/S, a Danish aktieselskab, Violet Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of H. Lundbeck A/S, and each of the individuals or entities set forth on Schedule A thereto, dated as of September 16, 2019 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on September 16, 2019).

* Previously filed.